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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                    74144P106
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                                 (CUSIP Number)

                                   MARK DAITCH
                               THE 520 GROUP, LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2318
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 18, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)


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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P106               SCHEDULE 13D                 PAGE 2 OF 7 PAGES


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         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The 520 Group, LLC
         81-0632131

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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                (a) [_]
                                                                 (b) [X]
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         SEC USE ONLY
3
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         SOURCE OF FUNDS
4
         WC, OO
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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

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         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         California
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                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            25,485,612  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8

          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            25,485,612  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10

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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         25,485,612  (See Item 5)
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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         46.2%  (See Item 5)
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         TYPE OF REPORTING PERSON*
14
         OO - Limited Liability Company
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                     * See instructions before filling out!

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CUSIP NO. 74144P106               SCHEDULE 13D                 PAGE 3 OF 7 PAGES


ITEM 1.       SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.0001 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy").

     The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.       IDENTITY AND BACKGROUND

     (A), (F) This statement on Schedule 13D is filed by The 520 Group, LLC, a California limited liability company (the "520 Group").

                The managers of the 520 Group (collectively, the "Managers") are Barry McComic and Mark Daitch, each of whom is a citizen of the United States of America.

                The 520 Group disclaims membership in a group with any of the Managers, and each of the Managers disclaims membership in a group with the 520 Group and with any other Manager.

     (B) The principal executive office of the 520 Group and the principal business address of Mr. Daitch is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. McComic is 7979 Ivanhoe Avenue, Suite 550, La Jolla, California 92037.

     (C) The principal business of the 520 Group is investment. The principal occupation of Mr. McComic is real estate investment. The principal occupation of Mr. Daitch is Vice President of Price Entities.

     (D)-(E) During the last five years, neither the 520 Group nor any of the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As disclosed in Amendment No. 2 to Schedule 13D/A, filed by The Price Group LLC, a California limited liability company (the "Price Group"), with the Securities and Exchange Commission (the "SEC") on September 11, 2003 (the "Price Group 13D"), on September 9, 2003, Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and certain of its affiliates (collectively "Warburg Pincus") entered into a purchase agreement (the "Purchase Agreement") with the Price Group to sell all Price Legacy securities held by Warburg Pincus (the "Warburg Securities"), including 17,985,612 shares of the Price Legacy 9% Series B Junior Convertible Preferred Stock (the "Series B Preferred Stock"),(2) 5,000,000 shares of Price Legacy Common Stock, and


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     2 Effective as of September 18, 2003, the Series B Preferred Stock became convertible pursuant to its terms into Price Legacy Common Stock. The 520 Group believes that, under such terms, each share of Series B Preferred Stock is presently convertible into one share of Price Legacy Common Stock (excluding any additional shares, if any, issuable on account of accrued and unpaid dividends on the Series B Preferred Stock).

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CUSIP NO. 74144P106               SCHEDULE 13D                 PAGE 4 OF 7 PAGES


     warrants to purchase 2,500,000 shares of Price Legacy Common Stock (the "Warburg Warrants"), to the Price Group and/or its assignees, on January 5, 2004, for an aggregate purchase price of $138 million. In connection with the Purchase Agreement, the Price Group paid to Warburg Pincus a deposit of $5,000,000 (the "Deposit").

     In addition, and also as disclosed in the Price Group 13D, on September 9, 2003, the Price Group and Price Legacy entered into a letter agreement (the "Letter Agreement") pursuant to which the Price Group confirmed that it executed the Purchase Agreement as a facilitator and agreed, among other things, to assign all of its rights to purchase the Warburg Securities under the Purchase Agreement to one or more third parties in a manner that will ensure that the ownership of the Warburg Securities will be in compliance with the ownership limits in Price Legacy's charter. Under the Letter Agreement, the Price Group also agreed that its assignment of such rights will be on terms such that the aggregate consideration paid by the assignees for the Warburg Securities will not exceed $138 million (reduced proportionately to the extent that Price Group retains any of the Warburg Securities).

     On December 18, 2003, the 520 Group and the Price Group entered into an Agreement to Assign Purchase Agreement and an Assignment (collectively, the "Assignment Agreements"), pursuant to which the Price Group assigned to the 520 Group all of the Price Group's rights to purchase the Warburg Securities under the Purchase Agreement in exchange for the 520 Group's agreement to (i) reimburse the Price Group for the Deposit and related attorneys fees, banks fees, and other expenses and (ii) pay interest on the Deposit and such fees and expenses at the rate of 7% per annum from the dates of the Deposit or such fees and expenses, as applicable.

     The 520 Group expects to exercise the rights assigned to it by the Assignment Agreements and consummate the purchase of all of the Warburg Securities on or around January 5, 2004.

     All amounts paid or to be paid by the 520 Group to the Price Group in connection with the transactions described in this Item 3 are or will be from working capital and other funds of the 520 Group, including capital contributions made to the 520 Group by its members.

     The Assignment Agreements are filed as Exhibits 1 and 2 to this Schedule 13D and are hereby incorporated herein in their entirety in response to this Item 3.


ITEM 4.       PURPOSE OF TRANSACTION

     The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 4.

     The securities covered by this Schedule 13D are being purchased for investment purposes.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (A) After giving effect to the transactions described in Item 3 above, the 520 Group presently beneficially owns, in the aggregate, the equivalent of 25,485,612 shares of Price Legacy Common Stock, which represent

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CUSIP NO. 74144P106               SCHEDULE 13D                 PAGE 5 OF 7 PAGES


               approximately 46.2% of the outstanding Price Legacy Common Stock.(3) Of these 25,485,612 shares, the 520 Group has sole voting and dispositive power over all of them and shared voting and dispositive power over none.

     (B) The Managers may be deemed to beneficially own, in the aggregate, including securities beneficially owned by the 520 Group, the equivalent of 25,485,612 shares of Price Legacy Common Stock, which represent approximately 46.2% of the outstanding Price Legacy Common Stock.

               Individually, Mr. McComic may be deemed to beneficially own, in the aggregate, including securities beneficially owned by the 520 Group, the equivalent of 25,485,612 shares of Price Legacy Common Stock, which represent approximately 46.2% of the outstanding Price Legacy Common Stock. Of these 25,485,612 shares, Mr. McComic has sole voting and dispositive power over none of them and shares voting and dispositive power over all of them with Mr. Daitch, the other Manager of the 520 Group.

               Individually, Mr. Daitch may be deemed to beneficially own, in the aggregate, including securities beneficially owned by the 520 Group, the equivalent of 25,485,612 shares of Price Legacy Common Stock, which represent approximately 46.2% of the outstanding Price Legacy Common Stock. Of these 25,485,612 shares, Mr. Daitch has sole voting and dispositive power over none of them and shares voting and dispositive power over all of them with Mr. McComic, the other Manager of the 520 Group.

               The information set forth in Items 2 and 3 above is incorporated herein in its entirety in response to this Item 5(b).

               Each of the Managers disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the 520 Group.

     (C) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c).

     (D)-(E)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 6.


ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS

          Exhibit No.                   Description of Exhibit
          -----------                   ----------------------

               1 Agreement to Assign Purchase Agreement, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC.

               2 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC.


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     3 All calculations of percentage ownership in this Schedule 13D (i) is based on approximately 34,732,157 shares of Price Legacy Common Stock estimated to be outstanding as of November 11, 2003, as reported in the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003, filed by Price Legacy with the SEC on November 12, 2003, (ii) assumes exercise of the Warburg Warrants for 2,500,000 shares of Price Legacy Common Stock, and (iii) assumes conversion of all Series B Preferred Stock that constitute Warburg Securities into 17,985,612 shares of Price Legacy Common Stock.

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CUSIP NO. 74144P106               SCHEDULE 13D                 PAGE 6 OF 7 PAGES


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  December 29, 2003


                                                THE 520 GROUP, LLC


                                                /s/ Mark Daitch
                                                --------------------------------
                                                By:     Mark Daitch
                                                Title:  Manager

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CUSIP NO. 74144P106               SCHEDULE 13D                 PAGE 7 OF 7 PAGES


                                  EXHIBIT INDEX


          Exhibit No.                   Description of Exhibit
          -----------                   ----------------------

               1 Agreement to Assign Purchase Agreement, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC.

               2 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC.